Cue Energy Resources L[redacted]ed

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

05011292

2 September 2005

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Kowalewski

pp. Andrew M Knox
Public Officer

Enc.

dw 9/19

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 5 Drilling Report

At 6.00am on Friday 2nd September, Jeruk-2 ST5 operations were: - running in the hole with 5 inch drill pipe to 5029m. Anticipated operations are then to drill ahead.

During the past week, the liner was set to the top of the carbonate reservoir. The planned total depth of side track 5 is 5080 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

2 September 2005